UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amdocs Limited

File No. 1-14840 - CF#37118

Amdocs Limited submitted an application under 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Amdocs Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
99.1	6-K	December 3, 2007	through September 30, 2021
99.2	6-K	December 3, 2007	through December 31, 2021
99.1	6-K	December 8, 2008	through September 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary